RED HAT COFFEE

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Red Hat Coffee
Austin, Texas

We have reviewed the accompanying financial statements of Red Hat Coffee, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 4, 2021

RED HAT COFFEE
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 2,178	$ 55,501
Accounts receivable, net	7,567	11,951
Inventory	9,816	3,500
Prepaid expenses and other current assets	4,818	4,818
TOTAL CURRENT ASSETS	24,379	75,770
PROPERTY AND EQUIPMENT		
Property and equipment, net	343,823	236,765
OTHER ASSETS		
Loan origination fees	86,178	-
	86,178	-
TOTAL ASSETS	$ 454,380	$ 312,535

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 39,675	$ 35,278
Accrued expenses	1,371	-
Line of credit	23,139	23,420
Notes payable - current portion	39,036	17,367
Notes payable - related party - current portion	41,415	-
Factoring liability	28,878	8,615
TOTAL CURRENT LIABILITIES	173,514	84,680
LONG-TERM LIABILITIES		
Notes payable - related parties	148,476	-
Notes payable	56,588	74,274
Tenant improvement liability	290,255	245,741
TOTAL LONG-TERM LIABILITIES	495,319	320,015
TOTAL LIABILITIES	668,833	404,695
SHAREHOLDERS' EQUITY		
Common stock, 10,000 shares authorized, issued and outstanding, $0.001 par value.	10	10
Additional paid-in capital	29,990	29,990
Retained earning/(deficit)	(244,453)	(122,160)
TOTAL SHAREHOLDERS' EQUITY	(214,453)	(92,160)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 454,380	$ 312,535

See independent accountant's review report and accompanying notes to financial statements.

RED HAT COFFEE
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 223,219	$ 95,515
COST OF GOODS SOLD	97,772	32,660
GROSS PROFIT	125,447	62,855
OPERATING EXPENSES		
Bank charges and fees	27,688	12,068
Contractors	4,454	18,879
Depreciation expense	35,703	18,308
General and administrative	25,793	18,254
Insurance expense	5,144	4,680
Materials and supplies	6,658	7,389
Payroll	55,965	-
Product design	1,722	113
Rent	42,520	8,200
Sales and marketing	5,191	3,406
Travel	8,889	3,010
TOTAL OPERATING EXPENSES	219,727	94,307
NET OPERATING INCOME	(94,280)	(31,452)
OTHER INCOME/(EXPENSES)		
Interest expense	(28,013)	(5,908)
TOTAL OTHER INCOME/(EXPENSES)	(28,013)	(5,908)
NET LOSS	$ (122,293)	$ (37,360)

See independent accountant's review report and accompanying notes to financial statements.

RED HAT COFFEE
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2018	10,000	$ 10	29,990	$ (84,800)	$ (54,800)
Contributions					$ -
Net loss				(37,360)	$ (37,360)
ENDING BALANCE, DECEMBER 31, 2018	10,000	$ 10	$ 29,990	$ (122,160)	$ (92,160)
Contributions	-	-	-	-	$ -
Net loss	-	-	-	(122,293)	$ (122,293)
ENDING BALANCE, DECEMBER 31 ,2019	**10,000**	**$ 10**	**$ 29,990**	**$ (244,453)**	**$ (214,453)**

See independent accountant's review report and accompanying notes to financial statements.

RED HAT COFFEE
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (122,293)	$ (37,360)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	35,703	18,308
(Increase) decrease in assets:		
Accounts receivable	4,384	(8,963)
Inventory	(6,316)	(3,500)
Prepaid expenses and other current assets	-	13,548
Increase (decrease) in liabilities:		
Accounts payable	4,397	(432)
Accrued expenses	1,371	-
Factoring liability	20,263	8,615
Loan fees	(86,178)	-
Tenant improvement liability	44,514	245,741
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(104,155)	235,957
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(142,761)	(193,177)
CASH USED FOR INVESTING ACTIVITIES	(142,761)	(193,177)
CASH FLOWS FROM FINANCING ACTIVITIES		
Draws/(repayment) from/(to) line of credit	(281)	23,420
(Repayment)/Issuance of note payable	3,983	896
(Repayment)/Issuance of note payable - related party	189,891	(4,000)
CASH PROVIDED BY FINANCING ACTIVITIES	193,593	20,316
NET INCREASE (DECREASE) IN CASH	(53,323)	63,096
CASH AT BEGINNING OF YEAR	55,501	(7,595)
CASH AT END OF YEAR	$ 2,178	$ 55,501
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Red Hat Coffee (the "Company") was incorporated in the State of California on January 28, 2016. The Company has developed three exceptional tasting cold brew coffee latte flavors that are original, churro, and peanut butter. In addition, all of the lattes are dairy free and sustainably created.

    Going Concern
    Since Inception, the Company has relied on funds from notes issued to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to increase sales.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was $9,816 and $3,500 and the balance of inventory related to raw materials was nil.

Loan Origination Fees
Loan origination fees and other direct loan origination costs for a given loan are offset and the net amount is deferred and amortized as an addition to interest expense over the life of the loan. As of December 31, 2019, the Company has a $86,178 balance of loan origination fees, which will be amortized over fifty two additional months.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over seven years, while vehicles are depreciated over five years. Tenant improvements are depreciated over the term of the lease. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income taxes (continued)
Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of California and Texas.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31 2019, and 2018 the Company had recognized sales of $223,219 and $95,515, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. **Summary of Significant Accounting Policies (continued)**

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

    In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

    In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

    In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no

material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:

	2019	2018
Tenant improvements	$ 303,886	$ 175,549
Machinery and equipment	91,311	$ 76,887
Motor vehicles	10,250	10,250
	405,447	262,686
Less: Accumulated depreciation	61,624	25,921
Total	$ 343,823	$ 236,765

4.   **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $189,891 and nil as of December 31, 2019 and 2018, respectively.

Notes payable, related parties consisted of the following at December 31, 2019:

	2019
Contract note payable; interest at 0% per annum, maturing in September 2023, monthly payment of $556, uncollateralized.	$ 20,000
Contract note payable; interest at 7% per annum, maturing in December 2024, monthly payment of $3,797, uncollateralized.	169,891
Less: Current portion of notes payable	41,415
Long term portion of notes payable	148,476

Maturity of the note payable is as follows:

December 31, 2020	$ 41,415
December 31, 2021	43,960
December 31, 2022	46,656
December 31, 2023	42,881
Thereafter	14,979
	$ 189,891

5.   **Notes Payable**

Notes payable consisted of the following at December 31, 2019 and 2018:

	2019	**2018**
Contract note payable; interest at 5% per annum, maturing in September 2022, monthly payment of $1,156, uncollateralized.	$ 19,669	$ 18,712
Contract note payable; interest at 0% per annum, maturing in March 2020, monthly payment of $500, uncollateralized.	2,500	-
Contract note payable; interest at 10% per annum, maturing in June 2022, monthly payment of $636, uncollateralized.	19,759	25,182
Contract note payable; interest at 39.05% per annum, maturing in March 2023, monthly payment of $861, collateralized by a Company equipment.	27,741	39,381
Contract note payable; interest at 8.99% per annum, maturing in October 2022, monthly payment of $213, collateralized by a Company vehicle.	6,623	8,366
Contract note payable; interest at 25.92% per annum, maturing in September 2020, monthly payment of $2,090, uncollateralized.	19,332	
Less: Current portion of notes payable	39,036	17,367
Long term portion of notes payable	56,588	74,274

Maturity of the note payable is as follows:

December 31, 2020	$ 39,036
December 31, 2021	32,159
December 31, 2022	25,247
	$ 96,442

6.   **Line of Credit**

The Company has two lines of credit totaling $25,000. The lines of credit bear 11.5% and 19.75% interest. The lines are personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only and are approximately $509 per month. As of December 31, 2019, and 2018, the Company had $23,139 and $23,420, respectively, outstanding on the lines of credit.

7.   **Accounts Receivable Factoring**

In 2018, the Company entered into an agreement with a Factoring company whereby the Company will assign, in the Factor's sole discretion, selected accounts receivable to the Factor in exchange for initial cash funding ("factor advances") for up to 80% of the factored receivable. The minimum 20% reserve held back by the Factor is released after collection of the account receivable by the Factor. The company pays a 3% factor fee for each factored receivable. Since the factoring agreement provides for full recourse against the Company for factored accounts receivable that are not collected by the Factor for any reason, and the collection of such accounts receivable are fully secured by substantially all assets of the Company, the factoring advances have been treated as secured loans on the accompanying balance sheets. The factor fees paid in 2019 and 2018 were $2,531 and $1,619, respectively. The Company intends to eliminate the use of Factoring in 2021 due to the high cost of this facility. Total outstanding accounts receivable factored at December 31, 2019 and 2018 which is included in accounts receivable on the accompanying balance sheets was $28,878 and $8,615, respectively.

7.   **Lease**

In August 2018, the Company leased its taproom through a non-cancelable operating lease agreement. The lease was set to mature on February 28, 2029. The lease was terminated in August 2020 for an early termination fee of $22,219, which will be paid in twenty-four monthly installments, equaling approximately $926 per month. The lease called for monthly rent payments varying between $3,783 to $8,237 per month. Rent expense was $42,500 and $8,200, respectively, for the years ending December 31, 2019 and 2018.

8.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the S-Corporation shall have authority to issue is 10,000 shares, at a $0.001 par value per share. As of December 31, 2019, and 2018, 10,000 shares have been issued and are outstanding.

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 28, 2016 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. **Subsequent Events**

As discussed in Note 7, the Company terminated their lease for a fee of $22,219, which was to be paid back to the landlord in twenty-four monthly installments of approximately $926 per month, beginning in April 2020. There have been some delays in the payments to the landlord, due to COVID-19. Accordingly, the amount of leasehold improvements ($303,886 as of December 31, 2019) and the associated tenant improvement liability ($290,255 as of December 31, 2019) have been removed from the balance sheet of the Company.

In May 2020, the Company entered into an Economic Injury and Disaster Loan with the Small Business Association, in the amount of $78,300. This loan carries interest of 3.75%, with minimum monthly payments of $363. The first payment is not due until May 2021.

In May 2020, the Company received the first round of the Paycheck Protection Program Loan, in the amount of $9,572. The term of this loan is 2 years, with interest of 1% and minimum monthly payments of $403. The PPP Forgiveness application has been submitted, and the Company expects the full amount to be forgiven.

In January 2021, the Company received the second round of the Paycheck Protection Program Loan, in the amount of $19,330. The term of the loan is 5 years, with interest of 1% and minimum monthly payments of $322. The Company expects that the full amount will be forgiven, upon submitting the forgiveness application.

The Company has evaluated subsequent events through February 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.